Exhibit 99.3

Press Release

Sanofi launches 2024 global Employee Stock Purchase Plan

Paris, May 31, 2024. Sanofi’s global employee shareholder plan, Action 2024, opens on June 4, 2024, to around 80,000 employees in 56 countries. Now in its 10th year, the program demonstrates the ongoing commitment of Sanofi and its Board of Directors to secure that employees benefit from the company growth and success.

Paul Hudson

Chief Executive Officer of Sanofi

“This plan underscores our ongoing commitment to unite the people of Sanofi behind our long-term growth, with the opportunity to have a share in our collective company performance as we break new ground with innovative medicines and vaccines. The Board of Directors and I are proud of the continued increase in participation over the past decade, a clear reflection of our employees’ confidence in the transformation we are undertaking to become a modern healthcare company.”

From June 4 to June 24, 2024, employees will be offered shares at a subscription price of 72.87€, which is equal to a 20% discount on the average of the 20 opening prices of Sanofi shares from May 2 to May 29, 2024. For every five shares subscribed, employees will be offered one free matching share (up to a maximum of four matching shares per employee). Every eligible employee may purchase up to 1,500 Sanofi shares within the legal limit (maximum payment amount may not exceed 25% of their gross annual salary, minus any voluntary deductions already made under employee savings schemes, such as Group Savings Plan or Group Retirement Savings Plan, during 2024).

In 2023, more than 33,100 Sanofi employees (39.4%) chose to invest in the company through the program. Today, nearly 75,000 current or former Sanofi employees are shareholders, and hold approximately 2.58%1 of its capital.

Detailed conditions

An eligibility condition of three months employment by the closing date of the offer period will apply. Eligible staff will be able to subscribe for shares from June 4, 2024 (inclusive) to June 24, 2024 (inclusive). The issue is expected to be completed and the delivery of the securities carried out by the end of July 2024.

The maximum number of Sanofi shares that may be issued under this offer is 12.6 million shares (corresponding to a maximum capital increase of €25,295,998 at nominal value, being 1% of share capital as of the date of the Board of Directors’s meeting deciding on the capital increase).

The new shares, including the matching shares (the “Shares”), will be subscribed (or delivered) either directly or through the intermediary of employee mutual funds (“FCPE”), depending on the regulations and/or tax regime applicable in the various countries of residence of those eligible for the capital increase.

The Shares will be fully fungible with the existing ordinary shares comprising the share capital of Sanofi and will acquire dividend rights as from January 1, 2024.

The voting rights attached to the subscribed Shares will be exercised directly by the employees.

Shares and the corresponding FCPE units subscribed, in France, within the framework of the Sanofi Group savings plan (PEG) must be held for a period of approximately five years, i.e. until May 31, 2029, except upon the occurrence of an early release event provided for under Article R. 3324-22 of the French Labour Code. For shares subscribed outside of France within the framework of the Sanofi International Group Shareholding Plan (IGSP), this period could be shortened to three years, i.e. until May 31, 2027, depending on the legal and tax implications that may arise in the subscriber’s country.

Admission of the Shares to trading on the Euronext Paris market (ISIN Code: FR0000120578 ) on the same line as the existing shares will be requested as soon as possible after the completion of the capital increase.

This press release does not constitute an offer to sell or a solicitation to buy Sanofi shares. The offer of Sanofi shares reserved for employees will only be made in countries where such an offer has been registered with or notified to the competent local authorities and/or following the approval of a prospectus by the competent local authorities, or in consideration of an exemption from the requirement to prepare a prospectus or to register or notify of the offer, where such procedure is required.

[1]	Shares held by the employees according to article L.225-102 of the French Commercial Code

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More generally, the offer will only be made in countries where all required registration and/or notification procedures have been carried out, approvals obtained, and procedures for consulting or informing employee representatives followed.

This press release is not intended for and should not be copied to or distributed in countries where such a prospectus has not been approved or such exemption is not available or where all necessary registration, notification, consultation and/or information procedures have not been completed or authorisations obtained. This relates in particular to Japan, Morocco, Greece and the Philippines, where to date formalities are still pending with the authorities but could also relate to other countries.

This press release is prepared in accordance with the exemption from publication of a prospectus under Article 1 4°i) and 5°h) of the Prospectus Regulation (EU) 2017/1129. It constitutes the document required to meet the conditions for exemption from publication of a prospectus as defined by the Prospectus Regulation.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

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